FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
    FILING COMPANY: CLEARONE COMMUNICATIONS, INC., REGISTRATION NUMBER 333-82242
                                                SUBJECT COMPANY: E.MERGENT, INC.


It's been nearly a month since the announcement of ClearOne's proposed acquisition of E.mergent. As employees, you are most likely anxious about the current status of the acquisition. The following is a brief update to bring you up to speed.

On February 6th, ClearOne filed a registration statement with the Securities and Exchange Commission in connection with the proposed acquisition. The registration statement, which is intended to register the ClearOne common stock shares to be issued in the merger, is currently under review by the Securities and Exchange Commission in accordance with its standard review and comment procedures applicable to registration statements. Once the Securities and Exchange Commission declares the registration statement effective, E.mergent will mail the definitive proxy statement/prospectus included in the registration statement to E.mergent's shareholders. E.mergent will then hold a shareholders meeting for the purpose of voting on the proposed merger. It is anticipated that, if all conditions to completion of the merger are met including approval by the E.mergent shareholders, the merger may be completed some time in the fourth quarter of fiscal 2002.

Please remember the importance of adhering to the company's policy of not discussing company business, such as the proposed merger, with people outside the company. We also encourage you to refrain from any speculation about the proposed merger within the company. This is designed to eliminate potential misunderstandings, as innocent comments can often be taken out of context and ultimately lead to rumors that can quickly damage the price of the company's stock. As required under the current company policy, any questions about the acquisition should be referred to management or investor relations (ext. 786 or bryce.benson@clearone.com).

Thanks for your cooperation as we continue working toward the prosperous union of two great companies.

Bryce Benson
Investor/Media Relations
ClearOne Communications
1825 Research Way
Salt Lake City, UT 84119
Ph: 801.974.3786
FX: 801-977-0087

Forward-Looking Disclaimer

This employee communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to the Safe Harbor provisions created by such statutes, and are based on ClearOne's current expectations, forecasts and assumptions. Such statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated events. In particular, while the companies have executed a definitive merger agreement, there is no assurance that the parties will complete the transaction. In the event that the companies do not receive the necessary shareholder approval or fail to satisfy conditions for closing, the transaction will terminate. For a further list and description of risks and uncertainties, see ClearOne's registration statement on Form S-4 and its other periodic filings. ClearOne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

ClearOne has filed with the SEC a registration statement that includes a preliminary proxy statement/prospectus for the merger. The registration statement and proxy statement/prospectus contain important information about ClearOne, E.mergent, the merger and related matters, including detailed risk factors. The information contained in the initial registration statement and preliminary proxy statement/prospectus is not complete and may be changed. E.mergent intends to mail a definitive proxy statement/prospectus to its stockholders in connection with seeking their approval of the merger. Investors and security holders are urged to read the definitive registration statement and proxy statement/prospectus carefully because they contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus through the web site maintained by the SEC at http://www.sec.gov, or by directing a request to ClearOne at 1825 Research Way, Salt Lake City, UT 84119, attention: Bryce Benson, telephone (801) 975-7200, or to E.mergent at 5960 Golden Hills Drive, Golden Valley, MN 55416, attention Jill Larson, telephone (736) 417-4257. In addition to the registration statement and the proxy statement/prospectus, ClearOne and E.mergent file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors and security holders may read and obtain free copies of any such reports, statements and other information through the web site maintained by the SEC, or by contacting ClearOne and E.mergent at the addresses listed above.

E.mergent, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning the participants in the solicitation is set forth in the ClearOne's registration statement and will be set forth in the proxy statement/prospectus when it becomes available.